March 6, 2012

Mr. Stephen Krikorian

Accounting Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	Giant Interactive Group Inc.
Form 20-F for the Fiscal Year Ended December 31, 2010
Filed June 17, 2011
File No. 001-33759

Dear Mr. Krikorian:

On behalf of Giant Interactive Group Inc. (“Giant” or the “Company”), set forth below are our responses to your comment letter dated February 21, 2012 (the “Comment Letter”) with respect to the above-referenced Form 20-F (the “2010 Form 20-F”) filed with the Securities and Exchange Commission (the “Commission”) on June 17, 2011.

For your convenience, we have reproduced the comments from the Commission’s staff (the “Staff”) in the order provided followed by Giant’s corresponding response. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the 2010 Form 20-F.

Giant responds to the Comment Letter as follows:

Form 20-F for the Fiscal Year Ended December 31, 2010

Item 5. Operating and Financial Review and Prospects

B. Liquidity and Capital Resources, page 57

1.           We note your response to prior comment 2. Please confirm that you will also revise your future periodic filings to include the amount of cash, cash equivalents and short term investments held by your subsidiaries and VIE that would be subject to this tax upon distribution.

The Staff’s comment is duly noted. The Company respectfully submits that it will revise its future Form 20-F filings to include the amount of cash, cash equivalents and short-term investments held by its subsidiaries and VIE that would be subject to such withholding tax upon distribution.

Audited Consolidated Financial Statements as of December 31, 2009 and 2010

Notes to the Consolidated Financial Statements

2. Summary of Significant Accounting Policies

March 6, 2012

2) Consolidation, page F-10

2.           We note your response to prior comment 3. Please clarify your disclosure to indicate whether the VIE comprises all of the Company’s Consolidated Statements of Operations and Comprehensive Income, and all of the Consolidated Statement of Cash Flows. To the extent it does not, please clarify the portion attributable to the VIE. Please also clarify whether all of the cash and cash equivalents, short-term investments, and investments in equity investees in the consolidated balance sheets are held by the parent and other entities. To the extent they are not, clarify the portion held by the VIE. Further, please clarify whether all of the other assets and liabilities in the consolidated balance sheet are held by the VIE. Please include your proposed disclosure in your response.

In response to the Staff’s comment, the Company respectfully advises the Staff that it will revise the disclosure in its future Form 20-F filings as follows:

“Our VIE contributed RMB1,092 million to our net income in 2010, which represented all of the net income attributable to the Company’s shareholders and our comprehensive income. In addition, our VIE accounted for RMB1,086 million, or 65%, of the net increase in our cash and cash equivalents in 2010, as reflected in our Consolidated Statements of Cash Flows for such period. Furthermore, as of December 31, 2010, our VIE held cash and cash equivalents of RMB281 million, investments in equity investees of RMB33 million, other assets of RMB343 million and other liabilities of RMB491 million, which represented 10%, 94%, 8%, and 70%, respectively, of such assets and liabilities for our Company on a consolidated basis as of the same date.”

17. Income Tax Expense

3.           We note your response to prior comment 6 that the Company had sufficient cash in 2008, 2009 and 2010 at the listing company level from its IPO proceeds for the payment of dividends in those years, and thus it was not necessary for its PRC subsidiaries to distribute any dividends to the Company in order to further distribute to the Company’s shareholders. However, we note your disclosure on page F-53 that the Company declared a total dividend of US$42 million paid out of 2009’s distributable profits. Please reconcile these statements and clarify your disclosures accordingly. Please include your proposed disclosures in your response.

The Company respectfully advises the Staff that the Company did declare a dividend of RMB279 million (US$42 million) in 2010, and that this dividend was paid out of available cash held by the Company as a result of its initial public offering rather than the Company’s 2009 distributable profits. The use of the Company’s initial public offering proceeds to pay this dividend is permitted under Cayman law.

In response to the Staff’s comments, the disclosure in the financial statements to be included in the Company’s future Form 20-F filings will be revised as follows:

March 6, 2012

“Pursuant to a resolution of the Board of Directors dated April 15, 2010, the Company declared a dividend in an aggregate amount of RMB279 million (US$42 million), which amount was paid out of available cash held by the Company in accordance with applicable law.”

14) Revenue Recognition, page F-20

4.           We note your response to prior comment 4. Please clarify whether the fees you charge to your customers for the stand-alone IT services are a fixed amount, or are charged based on time and materials incurred. Please further clarify how you use this information to determine the amount of service revenue to defer in your multiple element arrangements that include both royalty revenues and service revenues. As part of your response, please clarify whether it is the stated percentage of game point revenue that you defer as service revenue and how this amount is equal to either the fixed amount you charge for stand-alone transactions, or the estimate of hours to provide the service multiplied by the rate charged when the services are sold separately. Please also tell us the amount of royalty revenue recognized pursuant to these multiple element arrangements for all periods presented.

The Company respectfully advises the Staff that the Company charges its customers for the stand-alone IT services on a time and materials incurred basis. The Company determines the amount to charge for the standalone services based on a reasonably dependable estimate of the number of hours required to complete the services based on an internal analysis performed by the Company comprising of payroll records and other supporting documentation for its previously completed transactions. Based on this analysis, the Company is able to determine a charge rate on hourly basis in accordance with total costs incurred plus a reasonable margin. The Company applies the same pricing structure across all its service transactions. The Company uses this information to establish its VSOE of fair value, on a time and materials basis, for its IT services.

The agreed upon percentage of game point revenue earned by the Company is for both the royalty revenue and IT services. Specifically, the Company charges a stated percentage of the game point revenue for providing both the licensing arrangement and the IT services. Since the Company has VSOE of both the royalty revenue and the IT services, it is able to allocate the game point revenue earned to the royalty revenue and the IT services based on their relative fair values. Therefore, the Company respectfully advises the Staff that the amount deferred as service revenue is the relative fair value of the stated percentage of game point revenue allocated to the IT services, which is based on the estimate of hours needed for providing the service multiplied by the rate charged when the services are sold separately.

March 6, 2012

The Company respectfully advises the Staff that the amount of royalty revenue recognized pursuant to these multiple element arrangements amounted to nil, RMB220,440, and RMB29,731,009 or nil, 0.02%, 2.23% of total net revenue for the years ended December 31, 2008, 2009 and 2010, respectively.

* * * * *

March 6, 2012

If you have any questions or wish to discuss any matters with respect to this response letter, please do not hesitate to contact me at +86-21-2307-7091 or send me an email at pku@omm.com, or Vincent Lin at +86-21-2307-7068 or send him an email at vlin@omm.com.

Sincerely,

/s/ Portia Ku

Portia Ku

of O’Melveny & Myers LLP

Enclosures

cc:	Mr. Yuzhu Shi
Ms. Jazy Zhang
(Giant Interactive Group Inc.)

Mr. Lawrence Lau
(Ernst & Young Hua Ming)